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Exhibit 99.1

MATERIAL CHANGE REPORT

1.     Name and Address of Company

  Kinross Gold Corporation ("Kinross")
  52nd Floor, Scotia Plaza
  40 King Street West
  Toronto, Ontario
  M5H 3Y2

2.     Date of Material Change

  September 3, 2008

3.     News Release

  A news release with respect to the material change referred to in this report was issued by Kinross on September 4, 2008 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.     Summary of Material Change

  On September 4, 2008, Kinross announced that it had been successful in its bid to acquire all of the issued and outstanding common shares (the "Aurelian Shares") of Aurelian Resources Inc. ("Aurelian") under its previously announced offer, dated July 28, 2008 (the "Offer"). On September 3, 2008, a total of 108,524,181 Aurelian Shares were validly deposited at the expiry time of the Offer. Kinross owned as a result a total of 123,524,181 Aurelian Shares, representing approximately 74.8% of the Aurelian Shares on a fully-diluted basis, or 80.8% of the Aurelian Shares following the completion of the exchange of the outstanding Aurelian employee stock options for replacement Kinross stock options in the manner contemplated by the terms of the Offer.

  Kinross has also extended its Offer to enable those shareholders who had not yet tendered their Aurelian Shares to the Offer, to deposit their Aurelian Shares to the Offer. The Offer, as extended, will now expire at 6:00 p.m. (Toronto time), on September 15, 2008.

5.     Full Description of Material Change

  On September 4, 2008, Kinross announced that it had been successful in its bid to acquire Aurelian under its previously announced Offer. A total of 108,524,181 Aurelian Shares were validly deposited at the expiry time of the Offer. Kinross owned as a result a total of 123,524,181 Aurelian Shares, representing approximately 74.8% of the Aurelian Shares on a fully-diluted basis, or 80.8% following the completion of the exchange of the outstanding Aurelian employee stock options for replacement Kinross stock options in the manner contemplated by the terms of the Offer.

  Kinross has taken up these Aurelian Shares and payment for such deposited shares was made on September 4, 2008. Kinross issued approximately 34.4 million common shares and approximately 15.5 million common share purchase warrants in respect of taking up the Aurelian Shares validly deposited at the expiry time of the Offer.

  Kinross also extended the Offer to enable those shareholders who have not yet tendered their Aurelian Shares to the Offer, to deposit their Aurelian Shares to the Offer. The Offer, as extended, is currently scheduled to expire at 6:00 p.m. (Toronto time), on September 15, 2008. If Kinross is successful in acquiring 90% of the Aurelian Shares under the Offer (excluding Aurelian Shares previously owned by Kinross), Kinross intends to acquire all of the remaining Aurelian Shares by way of statutory compulsory acquisition. In the event that Kinross does not acquire 90% of the Aurelian Shares under the Offer, it intends to acquire the remaining Aurelian Shares by way of a Subsequent Acquisition Transaction (as such term is defined in the Offer).

  Aurelian shareholders who tendered to the Offer will receive 0.317 of a Kinross common share and 0.1429 of a Kinross common share purchase warrant for each Aurelian Share tendered, subject in each case to adjustment with respect to fractional shares.

  The Kinross common share purchase warrants issued pursuant to the Offer were listed for trading on the Toronto Stock Exchange under the symbol "K.WT.C" on September 8, 2008.

6.     Reliance upon subsection 7.1(2) of National Instrument 51-102

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Executive Officer

  For further information contact Shelley Riley, Vice President, Administration and Corporate Secretary at (416) 365-5198.

9.     Date of Report

  September 11, 2008.

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  Exhibit 99.1
MATERIAL CHANGE REPORT